June 11, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, DC 20549

Attention: Daniel Crawford

Re:	Moleculin Biotech, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed June 6, 2025 File No. 333-287727

Ladies and Gentlemen:

This letter is being submitted on behalf of Moleculin Biotech, Inc. (the “Company”) in response to the comment letter, dated June 10, 2025, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Amendment No. 1 to Registration Statement on Form S-1 filed on June 6, 2025 (the “Registration Statement”). The Company’s amended Registration Statement (the “Amended Registration Statement”) has been filed with the Commission.

Amendment No. 1 to Registration Statement on Form S- 1

Risk Factors

Risks Related to this Offering

Your ownership may be diluted if additional capital stock is issued to raise capital . . . , page 7

1.          We note your disclosure on page 6 that you will require additional capital funding and on page 8 that you believe the net proceeds from this offering will satisfy your capital needs into the third or fourth quarter of 2025. Please revise to add risk factor disclosure regarding the risk that future issuances of your capital stock in the near term may result in triggering the reset provision in your Series E Warrants and increase the number of shares of common stock underlying each warrant.

RESPONSE:	The “Risk Factors” section in the Amended Registration Statement has been amended to include the following new disclosure:

“We will require additional financing in the near term, which financing may result in the reduction of the exercise price of the Series E warrants and the increase in the number of shares underlying the Series E warrants, which would dilute the ownership interest of our shareholders.

As described in the risk factor “We will require substantial additional funding, which may not be available to us on acceptable terms, or at all, and, if not so available, may require us to delay, limit, reduce or cease our operations.” set forth above, we will require additional financing in the near term.

United States Securities and Exchange Commission
June 11, 2025

The Series E warrants provide that if, while the Series E warrants are outstanding, we sell any common stock and/or common stock equivalents other than in connection with certain exempt issuances, at a purchase price per share less than the exercise price of the Series E warrants in effect immediately prior to such sale, then immediately after such sale the exercise price of the Series E warrants then in effect will be reduced to an amount equal to the new issuance price, and, following the date that we amend our certificate of incorporation to increase our authorized shares of common stock, the number of shares issuable upon exercise of the Series E warrants will be proportionately adjusted such that the aggregate price will remain unchanged, subject to the floor price. The floor price will not be less than 20% of the lower of: (i) the closing price of our common stock immediately preceding the offering; or (ii) the average closing price for the five trading days immediately preceding the offering. Assuming a floor price of approximately $0.14 based on an assumed closing price of $0.69 per share, which was the closing price of our common stock as reported on Nasdaq on June 5, 2025, the total number of shares potentially issuable under the Series E warrants if the exercise price of the Series E warrants was reduced to the floor price would be 160,714,286 shares of common stock.

As described above, if the exercise price of the Series E warrants decreases, the number of shares underlying the Series E warrants will increase substantially, which would materially dilute the ownership of our shareholders. In addition, after the completion of this offering, the Series E warrant holders are not prohibited from effecting “short sales” of our common stock, which may depress the price of our common stock.”

Description of Common Warrants

Series E Warrant

Duration and Exercise Price, page 17

2.         We note your disclosure on page 17 that a future offering conducted at a purchase price per share less than the exercise price of the Series E warrants would result in an adjustment to the number of shares underlying each Series E warrant. Please revise this section to explain the reset provisions by providing examples illustrating the impact to the number of shares underlying the warrants under various pricing scenarios. Revise here and on the cover page to highlight the maximum number of shares issuable upon exercise of the warrants assuming a reset at the floor price. Also, revise your Risk Factor section to reflect the risks of dilution and, to the extent not prohibited, short-selling activity by Series E warrant holders.

RESPONSE:

The Amended Registration Statement has been revised to include a table illustrating the impact to the number of shares underlying the Series E warrants under various pricing scenarios.

The cover page has been amended to highlight the maximum number of shares issuable upon exercise of the Series E warrants assuming a reset at the floor price.

The new risk factor included in the Amended Registration Statement in response to the Staff’s comment #1 reflect the risks of dilution and, to the extent not prohibited, short-selling activity by Series E warrant holders.

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United States Securities and Exchange Commission
June 11, 2025

Should you have any questions regarding the foregoing, please do not hesitate to contact Cavas Pavri at (202) 724-6847.

Sincerely, ARENTFOX SCHIFF LLP /s/ Cavas Pavri By: Cavas Pavri

Enclosures

cc:	Walter Klemp, CEO, Moleculin Biotech, Inc. Jonathan P. Foster, CFO, Moleculin Biotech, Inc.